082-35716

08001557

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

March 26, 2008

SEC Mail
Mail Processing
Section

MAR 26 2008

Washington, DC
109

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SUPPL

Re: <u>Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi</u>

Dear Sir or Madam:

Bank Leumi le-Israel B.M. filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translation of an Immediate Report on Negotiations regarding Hot, dated March 26, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosure

PROCESSED
APR 02 2008
THOMSON
FINANCIAL

dw 3/31

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

26 March 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Negotiations regarding Hot

Further to the Immediate Report of 2 March 2008, Bank Leumi le-Israel B.M. (the "Bank") announces that it is holding negotiations for the sale of its shares in Hot with the BRM Group Ltd., which is negotiating both on its own behalf and on behalf of an investment entity in the Lehman Brothers group, but these negotiations have not yet reached fruition.

Negotiations are also being held with other entities with regard to the sale of such shares.

Date and time at which the corporation first became aware of the event or matter: 25 March 2008 at 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END